SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 05, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTOR/PERSON DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

05 August 2014

Smith & Nephew plc announces that it has today been informed of the following transactions by a person discharging managerial responsibilities ("PDMR") following the vesting of a conditional share award under the Smith & Nephew Global Share Plan 2010 (the "Plan").

Name of PDMR	Number of Ordinary Shares acquired under vesting (i)	Number of Ordinary Shares disposed	Total holding of Ordinary Shares following this notification
Helen Maye	20,000	9,433	58,422

Notes:

(i)      The conditional share award was granted under the Plan on 05 August 2011. One third of the award vested on 05 August 2012, a further third vested on 05 August 2013 and the final third vested today.

(ii) These shares were sold to settle the income tax liability which arose on vesting. The market value of the shares acquired and sold on 05 August 2014 was 1070p per share.

(iii) The Ordinary Shares were released in London, UK.

(iv) The percentages of issued share capital acquired, disposed and held following the notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 (1) (a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel:  020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 05, 2014

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary